U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                       SEC FILE NUMBER
                                                          000-23005
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                                                        CUSIP NUMBER
                                                          457732105
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                                  (Check One):


   [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB  [ ] Form N-SAR
                       For Period Ended: December 31, 2001

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                  [ ]      Transition Report on Form 10-K
                  [ ]      Transition Report on Form 20-F
                  [ ]      Transition Report on Form 11-K
                  [ ]      Transition Report on Form 10-Q
                  [ ]      Transition Report on Form N-SAR
                           For the Transition Period Ended:  __________________

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          Nothing in this form shall be construed  to imply that the  Commission has verified any information contained herein.

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          If the notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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Part I--Registrant Information

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         Full Name of Registrant:  INSpire Insurance Solutions, Inc.

         Address of Principal Executive Office (Street and Number)

                        INSpire Insurance Solutions, Inc.
                               300 Burnett Street
                             Fort Worth, Texas 76102


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Part II--Rules 12b-25 (b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]     (b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the  fifteenth  calendar day  following the
               prescribed  due  date;  or  the  subject   quarterly   report  or
               transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

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State  below in  reasonable  detail the  reasons  why annual  report,  quarterly report, transition report on Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

     On February 15, 2002, the Company filed a petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Ft. Worth. The Company has requested from the staff of the Division of Corporation Finance (the "Division") that it not recommend that the Securities and Exchange Commission take any enforcement action if the Company follows, in lieu of the periodic reporting requirements under the Securities Exchange Act of 1934, a modified reporting schedule. The Company is currently in discussion with the staff of the Division.

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Part IV--Other Information

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification:

         Dic Marxen               817                   348-3900
          (Name)              (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Please see Attachment No. 1.

                                                          [X] Yes   [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                        INSpire Insurance Solutions, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2002.                 By: /s/ Richard Marxen
                                        ----------------------------------------
                                        Richard Marxen
                                        President and Chief Executive Officer
                                        Principal Financial and Accounting
                                         Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                                Attachment No. 1
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         The  Company  reported a net loss of $30.2  million  for the year ended
December 31`, 2000 and also anticipates a net loss for the year ended December 31, 2001. As noted above, the Company filed a petition for relief under Chapter 11 of Title II of the United States Code in the United States Bankruptcy Court for the Northern District of Ft. Worth on February 15, 2002.